Exhibit 99.1

Investor Contact:

Jared Maymon

Global Head of Investor Relations & Strategic Finance

Jared.Maymon@Kornit.com

Kornit Digital Reports First Quarter 2024 Results

●	First quarter revenues of $43.8 million, in line with previous guidance

●	First quarter GAAP net loss of $13.2 million; non-GAAP net loss of $5.3 million

●	Generated positive cash flow from operations for the first quarter of 2024

●	Successfully concluded Apollo beta with all three customers and built a healthy pipeline

●	Significant interest from new and existing customers on the all-inclusive click (“AIC”) model

Rosh-Ha’Ayin, Israel – May 8, 2024 – Kornit Digital Ltd. (“Kornit” or the “Company”) (Nasdaq: KRNT), a worldwide market leader in sustainable, on-demand, digital fashionX and textile production technologies, reported today its results for the first quarter ended March 31, 2024.

“Despite enduring macroeconomic challenges, we saw success with the strategic initiatives we implemented in Q4 and early this quarter.” said Ronen Samuel, Kornit’s Chief Executive Officer. Mr. Samuel continued, “Our pipeline for the Apollo has already been filled for 2024 by customers addressing both existing and target markets, and we are now building our pipeline for 2025. Additionally, in the first quarter of the AIC pilot on Apollo, the model generated highly positive feedback and drove multiple orders.”

Mr. Samuel concluded, “As we look ahead, we are dedicating our attention and resources to ensuring that we have put all the necessary pieces in place to deliver on our vision of transitioning long-run production to sustainable, on-demand digital production, globally.”

First Quarter 2024 Results of Operations

●	Total revenue for the first quarter of 2024 was $43.8 million compared with $47.8 million in the prior year period, due primarily to lower systems revenues.

●	GAAP gross profit margin for the first quarter of 2024 was 32.3% compared with 27.4% in the prior year period. On a non-GAAP basis, gross profit margin was 37.5% compared with 30.2% in the prior year period.

●	GAAP operating expenses for the first quarter of 2024 were $32.4 million compared with $37.2 million in the prior year period. On a non-GAAP basis, operating expenses decreased by 16.6% to $27.1 million compared with the prior year period.

●	GAAP net loss for the first quarter of 2024 was $13.2 million, or ($0.28) per basic share, compared with net loss of $18.9 million, or ($0.38) per basic share, for the first quarter of 2023.

●	Non-GAAP net loss for the first quarter of 2024 was $5.3 million, or ($0.11) per basic share, compared with non-GAAP net loss of $13.4 million, or ($0.27) per basic share, for the first quarter of 2023.

●	Adjusted EBITDA loss for the first quarter of 2024 was $7.8 million compared with adjusted EBITDA loss of $14.7 million for the first quarter of 2023. Adjusted EBITDA margin for the first quarter of 2024 was -17.9% compared with -30.8% for the first quarter of 2023.

Second Quarter 2024 Guidance

For the second quarter of 2024, the Company expects revenues to be in the range of $47 million to $52 million and adjusted EBITDA margin between –10% to 0%.

First Quarter Earnings Conference Call Information

The Company will host a conference call today at 8:30 a.m. ET, or 3:30 p.m. Israel time, to discuss the results, followed by a question-and-answer session with the investor community.

A live webcast of the call can be accessed at ir.kornit.com. To access the call, participants may dial toll-free at 1-800-717-1738 or 1-646-307-1865. The toll-free Israeli number is 972 3 384 8161. The conference confirmation code is 61743.

To listen to a replay of the conference call, dial toll-free 1-844-512-2921 or 1-412-317-6671 (international) and enter confirmation code 1161743. The telephonic replay will be available approximately three hours after the completion of the live call until 11:59 pm ET on May 22, 2024. The call will also be available for replay via the webcast link on Kornit’s Investor Relations website.

About Kornit Digital

Kornit Digital (NASDAQ: KRNT) is a worldwide market leader in sustainable, on-demand, digital fashionx and textile production technologies. The Company is writing the operating system for fashion with end-to-end solutions including digital printing systems, inks, consumables, and an entire global ecosystem that manages workflows and fulfillment. Headquartered in Israel with offices in the USA, Europe, and Asia Pacific, Kornit Digital serves customers in more than 100 countries and states worldwide. To learn more about how Kornit Digital is boldly transforming the world of fashion and textiles, visit www.kornit.com.

Forward Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “continue,” “believes,” “should,” “intended,” “guidance,” “preliminary,” “future,” “planned,” or other words. These forward-looking statements include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events, or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the duration and severity of adverse macro-economic headwinds that were caused by inflationary pressures and higher interest rates, which have impacted, and may continue to impact, in an adverse manner, the Company’s operations, financial position and cash flows, in part due to the adverse impact on the Company’s customers and suppliers; the Company’s degree of success in developing, introducing and selling new or improved products and product enhancements including specifically the Company’s Poly Pro and Presto products, and the Company’s Apollo direct-to-garment platform; the extent of the Company’s ability to consummate sales to large accounts with multi-system delivery plans; the degree of the Company’s ability to fill orders for its systems and consumables; the extent of the Company’s ability to increase sales of its systems, ink and consumables; the extent of the Company’s ability to leverage its global infrastructure build-out; the development of the market for digital textile printing; the availability of alternative ink; competition; sales concentration; changes to the Company’s relationships with suppliers; the extent of the Company’s success in marketing; and those additional factors referred to under “Risk Factors” in Item 3.D of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 28, 2024. Any forward-looking statements in this press release are made as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Discussion Disclosure

The Company presents certain non-GAAP financial measures, in this press release and in the accompanying conference call to discuss the Company’s quarterly results. These non-GAAP financial measures reflect adjustments to corresponding GAAP financial measures in order to exclude the impact of the following: share-based compensation expenses; amortization of intangible assets; restructuring expenses; foreign exchange differences associated with ASC 842; and non-cash deferred tax income.

The Company defines “Adjusted EBITDA” as non-GAAP operating income (loss), which reflects the adjustments described in the preceding paragraph, as further adjusted to exclude depreciation expense.

The purpose of the foregoing non-GAAP financial measures is to convey the Company’s performance exclusive of non-cash charges and other items that are considered by management to be outside of the Company’s core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage, and evaluate the Company’s business and make operating decisions, and the Company believes that they are useful to investors as a consistent and comparable measure of the ongoing performance of the Company’s business. The Company’s non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

The reconciliation tables included below present a reconciliation of our non-GAAP financial measures to the most directly comparable GAAP financial measures.

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31,	December 31,
	2024	2023
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$6,501	$39,605
Short-term bank deposit	259,997	235,600
Marketable securities	107,401	57,292
Trade receivables, net	80,727	93,632
Inventory	67,016	67,712
Other accounts receivable and prepaid expenses	28,032	28,546
Total current assets	549,674	522,387

LONG-TERM ASSETS:
Marketable securities	177,518	223,203
Deposits and other long-term assets	8,917	8,209
Severance pay fund	289	283
Property, plant and equipment, net	49,948	50,905
Operating lease right-of-use assets	20,348	23,782
Intangible assets, net	7,134	7,647
Goodwill	29,164	29,164
Total long-term assets	293,318	343,193

Total assets	842,992	865,580

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	2,949	6,936
Employees and payroll accruals	10,375	12,121
Deferred revenues and advances from customers	1,850	2,158
Operating lease liabilities	3,682	5,073
Other payables and accrued expenses	21,997	23,814
Total current liabilities	40,853	50,102

LONG-TERM LIABILITIES:
Accrued severance pay	1,054	1,080
Operating lease liabilities	16,403	18,533
Other long-term liabilities	112	198
Total long-term liabilities	17,569	19,811

SHAREHOLDERS’ EQUITY	784,570	795,667

Total liabilities and shareholders’ equity	$842,992	$865,580

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2024	2023
	(Unaudited)
Revenues
Products	$29,013	$31,903
Services	14,763	15,875
Total revenues	43,776	47,778

Cost of revenues
Products	15,691	20,379
Services	13,946	14,327
Total cost of revenues	29,637	34,706

Gross profit	14,139	13,072

Operating expenses:
Research and development, net	11,352	13,082
Sales and marketing	13,796	15,183
General and administrative	7,277	8,948
Total operating expenses	32,425	37,213

Operating loss	(18,286)	(24,141)

Financial income, net	5,346	5,404
Loss before taxes on income	(12,940)	(18,737)

Taxes on income	259	194
Net loss	$(13,199)	$(18,931)

Basic loss per share	$(0.28)	$(0.38)

Weighted average number of shares used in computing basic net loss per share	47,611,456	49,887,982

Diluted net loss per share	$(0.28)	$(0.38)

Weighted average number of shares used in computing diluted net loss per share	47,611,456	49,887,982

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2024	2023
	(Unaudited)
Revenues	$43,776	$47,778

GAAP cost of revenues	$29,637	$34,706
Cost of product recorded for share-based compensation (1)	(502)	(507)
Cost of service recorded for share-based compensation (1)	(419)	(351)
Intangible assets amortization on cost of product (2)	(265)	(263)
Intangible assets amortization on cost of service (2)	(160)	(160)
Restructuring expenses (3)	(914)	(89)
Non-GAAP cost of revenues	$27,377	$33,336

GAAP gross profit	$14,139	$13,072
Gross profit adjustments	2,260	1,370
Non-GAAP gross profit	$16,399	$14,442

GAAP operating expenses	$32,425	$37,213
Share-based compensation (1)	(4,527)	(4,387)
Intangible assets amortization (2)	(88)	(188)
Restructuring expenses (3)	(757)	(206)
Non-GAAP operating expenses	$27,053	$32,432

GAAP Financial income, net	$5,346	$5,404
Foreign exchange losses associated with ASC 842	385	(376)
Non-GAAP Financial income , net	$5,731	$5,028

GAAP Taxes on income	$259	$194
Non-cash deferred tax income	$87	$221
Non-GAAP Taxes on income	$346	$415

GAAP net loss	$(13,199)	$(18,931)
Share-based compensation (1)	5,448	5,245
Intangible assets amortization (2)	513	611
Restructuring expenses (3)	1,671	295
Foreign exchange losses associated with ASC 842	385	(376)
Non-cash deferred tax income	(87)	(221)
Non-GAAP net loss	$(5,269)	$(13,377)

GAAP diluted loss per share	$(0.28)	$(0.38)

Non-GAAP diluted loss per share	$(0.11)	$(0.27)

Weighted average number of shares

Shares used in computing GAAP diluted net loss per share	47,611,456	49,887,982

Shares used in computing Non-GAAP diluted net loss per share	47,611,456	49,887,982

(1) Share-based compensation
Cost of product revenues	$502	$507
Cost of service revenues	$419	351
Research and development	$1,295	1,351
Sales and marketing	$1,582	1,363
General and administrative	$1,650	1,673
	$5,448	$5,245
(2) Intangible assets amortization
Cost of product revenues	$265	$263
Cost of service revenues	$160	160
Sales and marketing	$88	188
	$513	$611
(3) Restructuring expenses
Cost of product revenues	$865	$89
Cost of service revenues	$49	-
Research and development	$235	20
Sales and marketing	$190	186
General and administrative	$332	-
	$1,671	$295

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Three Months Ended
	March 31,
	2024	2023
	(Unaudited)
Cash flows from operating activities:

Net loss	$(13,199)	$(18,931)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,324	3,873
Fair value of warrants deducted from revenues	3,586	2,344
Share-based compensation	5,448	5,245
Amortization of premium and accretion of discount on marketable securities, net	(7)	323
Realized loss on sale and redemption of marketable securities	-	40
Change in operating assets and liabilities:
Trade receivables, net	12,905	(5,608)
Other accounts receivables and prepaid expenses	514	916
Inventory	(96)	(3,023)
Operating leases right-of-use assets and liabilities, net	(87)	(457)
Deposits and other long term assets	(708)	(1,027)
Trade payables	(3,765)	(1,477)
Employees and payroll accruals	(1,152)	737
Deferred revenues and advances from customers	(308)	(1,038)
Other payables and accrued expenses	(2,313)	4,340
Accrued severance pay, net	(32)	99
Other long - term liabilities	(86)	(360)
Net cash provided by (used in) operating activities	$4,024	$(14,004)

Cash flows from investing activities:

Purchase of property, plant and equipment	$(1,284)	$(3,278)
Proceeds from (investment in) short-term bank deposits, net	(24,397)	274,932
Proceeds from sales and redemption of marketable securities	3,494	4,000
Proceeds from maturities of marketable securities	11,298	3,572
Investment in marketable securities	(18,017)	(10,024)
Net cash provided by (used in) investing activities	$(28,906)	$269,202

Cash flows from financing activities:

Exercise of employee stock options	$-	$42
Payments related to shares withheld for taxes	(594)	(135)
Repurchase of ordinary shares	(7,628)	(6,752)
Net cash used in financing activities	$(8,222)	$(6,845)

Increase (decrease) in cash and cash equivalents	$(33,104)	$248,353
Cash and cash equivalents at the beginning of the period	39,605	104,597
Cash and cash equivalents at the end of the period	$6,501	$352,950

Non-cash investing and financing activities:

Purchase of property and equipment on credit	92	173
Inventory transferred to be used as property and equipment	946	365
Property, plant and equipment transferred to be used as inventory	154	653
Lease liabilities arising from obtaining right-of-use assets	(1,746)	6,037

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET INCOME TO ADJUSTED EBITDA

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2024	2023
	(Unaudited)
GAAP Revenues	$43,776	$47,778

GAAP Net Loss	(13,199)	(18,931)
Taxes on income	259	194
Financial income	(5,346)	(5,404)
Share-based compensation	5,448	5,245
Intangible assets amortization	513	611
Restructuring expenses	1,671	295
Non-GAAP Operating Loss	(10,654)	(17,990)
Depreciation	2,811	3,262
Adjusted EBITDA	$(7,843)	$(14,728)